Exhibit 99.7


in New York was entitled to deference; (b) the bulk of the relevant professionals for the Debtors, the Creditors' Committee, many of the largest creditors, and the capital markets necessary to assist in these cases were all located in New York; (c) these cases could be efficiently administered in New York; (d) due to the number of foreign insolvency proceedings, the New York court's experience with foreign proceedings was invaluable; and (e) the total creditor body was so widespread that a Texas forum would not be so overwhelmingly convenient for creditors as to justify overriding the Debtors' choice of venue.

          After intensive discovery, a contested hearing was held before the Bankruptcy Court. On January 11, 2002, the Bankruptcy Court issued a forty-two page memorandum decision denying the motion for a change of venue. No party appealed, or sought leave to appeal, the Bankruptcy Court's venue decision.

     2.   Postpetition Financing

          On the Initial Petition Date, the Debtors moved for entry of an interim and final order approving the DIP Credit Agreement. As set forth therein, the DIP Credit Agreement provided a credit facility in the aggregate amount of $1.5 billion, including a letter of credit subfacility up to the amount of the aggregate available commitment, the issuance of guarantees, and the granting of collateral by the parties thereto. On December 3, 2001, the Bankruptcy Court entered the Interim DIP Order approving the DIP Credit Agreement on an interim basis and authorizing borrowings and issuances of letters of credit in an amount up to $250 million.

          Subsequent to the entry of the Interim DIP Order, the DIP Objectants interposed the DIP Objections to the entry of a final order approving postpetition financing for the Debtors. The majority of the DIP Objections were premised on either (i) the blanket imposition of liens, pursuant to the DIP Credit Agreement, on the assets of the Debtors in favor of the DIP Lenders, and/or (ii) the mechanics of the Debtors' existing cash management system, particularly the daily "sweep" of cash from ENA bank accounts to the ENE concentration account. Indeed, in that regard, certain of the DIP Objectants either joined separate pleadings of other creditors objecting to the continued use of the Debtors' existing cash management system or filed separate pleadings themselves in respect thereto.

          Thereafter, the Bankruptcy Court conducted a multi-day evidentiary hearing with respect to the Debtors' use of cash. Upon conclusion and due deliberation, on February 21, 2002, the Bankruptcy Court directed the appointment of the ENA Examiner, and on February 25, 2002, the Bankruptcy Court entered an order permitting, among other things, the Debtors to continue using their centralized cash management system, subject to certain modifications. Refer to Section IV.A.4.a., "ENA Examiner" for further information. The modifications included, without limitation, an interim prohibition on Cash Sweeps from ENA to ENE and a grant of adequate protection for intercompany transfers in the form of superpriority Junior Reimbursement Claims and Junior Liens. Refer to Section IV.A.3., "Cash Management and Overhead Allocation" for further information.

          The Debtors subsequently determined that, with the exception of letters of credit, they did not foresee the need to borrow funds in the form or manner as contemplated by the DIP Credit Agreement. As a result, the Debtors determined that, in the exercise of their sound


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business judgment, an amended postpetition credit facility, which would permit the Debtors to obtain up to $250 million in letters of credit, and to use such letters of credit in the operation of their businesses, would be optimal.

          After various inquiries and preliminary discussions with potential alternative lenders and financial institutions, the Debtors determined that amending the DIP Credit Agreement was the most efficient means to obtaining the necessary credit support. On July 2, 2002, after notice and hearing, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition financing pursuant to the Amended DIP Credit Agreement.

          Essentially, the Amended DIP Credit Agreement permitted the Debtors to obtain up to $250 million in letter-of-credit financing, including a sub-limit of $50 million for the issuance of letters of credit for the benefit of non-Debtor affiliates, and to use such letters of credit in the operation of their respective businesses. Pursuant to the terms of the Amended DIP Credit Agreement, ENE deposited $25 million up-front in a letter of credit cushion account maintained at the offices of JPMCB, and each Debtor for whose benefit a letter of credit shall be issued shall place cash collateral in an amount equal to 110% of the face amount of such letter of credit in a separate deposit account maintained at the offices of JPMCB. The Amended DIP Credit Agreement does not require the Debtors to incur any new fees beyond those originally required under the DIP Credit Agreement. The Amended DIP Credit Agreement was scheduled to terminate on June 3, 2003.

          On May 8, 2003, the Bankruptcy Court entered an order approving the extension of the Debtors' postpetition financing pursuant to the Second Amended DIP Credit Agreement. The extension decreases the aggregate amount available for letters of credit to $150 million, increases the sub-limit for letters of credit issued for the benefit of non-Debtor affiliates to $65 million, decreases the amount deposited by ENE in the letter of credit cushion account to $15 million, and decreases JPMCB's and Citicorp's annual fees as Collateral Agent and Paying Agent, respectively, to $200,000 each. The Second Amended DIP Credit Agreement is scheduled to terminate on June 3, 2004. ENE paid an extension fee to the DIP Lenders in an amount equal to 0.20% of the aggregate amount available under the Second Amended DIP Credit Agreement.

     3.   Cash Management and Overhead Allocation

          Prior to the Initial Petition Date, and for a period of time thereafter, ENE's Cash Sweeps transferred revenues on a daily basis from the Debtors' (and ENE-controlled non- Debtors') bank accounts to an ENE concentration account. As reported by the ENA Examiner, the Cash Sweeps from ENA following the Initial Petition Date resulted in an intercompany receivable of approximately $481 million to ENA from ENE. Refer to Section IV.A.4.a., "ENA Examiner" for further information regarding the Cash Sweeps and the reports of the ENA Examiner with respect thereto.

          On December 3, 2001, the Bankruptcy Court entered an order authorizing the Debtors to continue using their centralized cash management system. Thereafter, certain creditors, including creditors of ENA, filed motions to separate ENA from the Debtors' existing cash management system.


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